Exhibit 6

[LOGO]

Helene Curtis Industries, Inc.
325 N. Wells Street
Chicago, Illinois 60610



--------------------------------------------------------------------------------

                                                               February 20, 1996

Dear Fellow Stockholder:

    We are pleased to inform you that Helene Curtis Industries, Inc. has entered into an Agreement and Plan of Merger with Conopco, Inc., a subsidiary of Uniliver N.V. and Unilever PLC, pursuant to which a wholly owned subsidiary of Conopco has commenced a tender offer to purchase all of the outstanding shares of Common Stock of Helene Curtis for $70.00 per share in cash. The consummation of the tender offer will be followed by the purchase, for $70.00 per share, of shares of Class B Common Stock of Helene Curtis held by certain stockholders and by a merger in which any shares of Common Stock not tendered pursuant to the tender offer and any shares of Class B Common Stock not previously purchased will receive $70.00 per share in cash or the highest price paid per share pursuant to the tender offer. As a result of the merger, Helene Curtis will become a wholly owned subsidiary of Conopco.

    The Board of Directors of Helene Curtis has determined that the Conopco tender offer and the merger are fair to and in the best interests of Helene Curtis and its stockholders and recommends that stockholders accept the Conopco offer and tender their shares of Common Stock pursuant to it.

    Enclosed are the Conopco Offer to Purchase, dated February 20, 1996, Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. Attached is a copy of the Company's Schedule 14D-9, as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other important information relating to the tender offer. We urge you to consider this information carefully.

    The Board of Directors and the management and employees of Helene Curtis thank you for your support.

                                   Sincerely,




       /s/ Gerald S. Gidwitz                            /s/ Ronald J. Gidwitz

           Gerald S. Gidwitz                                Ronald J. Gidwitz
           Chairman                                         President and Chief
                                                            Executive Officer